ALYSON SAAD

Associate Counsel — AVP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

May 12, 2020

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Protective Life Insurance Company
Registration Statement on Form S-3
File No. 333-235429

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”), we have filed this letter as correspondence via EDGAR to the above-referenced Registration Statement (the “Registration Statement”).  This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement in a phone call with internal and outside counsel for the Company on May 8, 2020.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.  We have also filed as correspondence pages from the Prospectus to the Amendment that have been revised to reflect new and modified disclosure in response to the Staff comments which disclosure will be included in Pre-Effective Amendment No. 2 to the Registration Statement.

Cover Page

1.                                      On the cover page, please make the cross-reference to the “Risk Factors” section a separate paragraph.

Response:                                         The Company has complied with the Staff Comment.

2.                                      In the seventh paragraph, please clarify that a positive MVA adjustment may increase the amount the Company deducts from the withdrawal proceeds for the withdrawal charge.

Response:              The Company has revised the disclosure as recommended by the

Commission Staff.

DEFINITIONS, page 3

3.                                      In the definition of the 60 Day Rate Lock Period, please change the disclosure from “The 60 Day Rate Lock Period begins when we receive your signed application and at least the minimum required Purchase Payment” to “ The 60 Day Rate Lock Period begins the date you sign your application.”

Response:              The Company has revised the disclosure as recommended by the Commission Staff.

SUMMARY, page 5

4.                                      In the second paragraph of “Establishing Your Strategies” section please delete the reference to “distribution partners.”

Response:              The Company has deleted the reference.

5.                                      In the “Vesting Factor” section, please add an example in the second paragraph after the sentence “For a Strategy with a Buffer…”, similar to the example provided for the positive index performance.

Response:              In the Company’s view, the example recommended by the Staff would be more appropriate following the second sentence of the subject paragraph.  In that regard, the Company has added the example recommended by the Staff after the second sentence.

6.                                      In the second paragraph of the “Withdrawals and Surrenders” section, please explain the meaning of the phrase “negative MVA”.

Response:              The Company has added the explanation requested by the Staff.

7.                                      In the second paragraph of the “Withdrawals and Surrenders” section, please clarify that the MVA adjustment may increase the amounts the Company deducts from the proceeds.

Response:              The Company has added the disclosure requested by the Staff at the end of the first paragraph of the “Withdrawals and Surrenders” section.

8.                                      Please add a new second sentence below the chart that notes the minimum Participation Rate means that the investor may only receive half of the positive Index Performance.

Response:              The Company has added the disclosure requested by the Staff.

KEY FEATURES OF YOUR CONTRACT

9.                                      In the “Strategy” section of the Key Features chart, please delete the reference to “Downside Protection” in the sentences that start with “For renewal Strategies…” and “You can obtain information on Crediting Methods…”

Response:              The Company has complied with the Staff Comment.

Risk Factors, page 13

10.                               In the fourth paragraph of the “Risk of Loss” section, please add a sentence noting that the Buffer offers the least amount of protection at the start of the Term.

Response:              The Company has added the disclosure requested by the Staff.

11.                               In the fourth paragraph of the “Risk of Loss” section, please change “and application of the Vesting Factor can reduce positive Index Performance by up to 75%” to “and application of the Vesting Factor can reduce positive Index Performance by 75% during the first half of the Term and by 50% during the second half of the Term.”

Response:              The Company has revised the disclosure as requested by the Staff.

12.                               In the fifth paragraph of the “Risk of Loss” section, please add a sentence noting that if interest rates are higher at the time of withdrawal then the MVA will reduce the amount of proceeds payable.

Response:              The Company has added the recommended disclosure.

13.                               In the “Risk of Loss” section, please move the last sentence of the fifth paragraph to the end of the fourth paragraph.

Response:              The Company has complied with the Staff Comment.

14.                               In the “Risk of Loss” section, please change “Maturity Date” to “Strategy Maturity Date.”

Response:              The Company has complied with the Staff Comment.

15.                               In the “Changes to Floors, Buffers, Participation Rates and Caps for New Strategies” section, please revise the disclosure to cover renewal Strategies.

Response:              The Company has complied with the Staff Comment.

16.                               In the “Risks Associated with the Reference Indices” section, please add disclosure that interest rates are historically low and may not remain this low.

Response:              The Company has added the recommended disclosure and disclosure noting the potential effect on MVAs.

Strategy Elements, Crediting Methods

17.                               Please add disclosure at the end of second paragraph below the Participation Rate and Cap chart that addresses the effect of having both a Participation Rate and a Cap.

Response:              The Company has added the following sentence, “Likewise, if a Strategy includes both a Participation Rate and Cap, the Participation Rate is 100% or lower, and the Index Performance is less than the Cap, the Strategy Performance will be the Index Performance multiplied by the Participation Rate.”

Strategy Base and Strategy Value, page 25

18.                               Please confirm the following sentence, “If you take a withdrawal, the Strategy Base amount after we process the withdrawal will be different, and in most cases less than, the Strategy Base amount before we process the withdrawal.”

Response:              The Company has revised the subject disclosure to state “A withdrawal will reduce the Strategy Base. If you take a withdrawal, the Strategy Base amount after we process the withdrawal will be less than, the Strategy Base amount before we process the withdrawal.”

19.                               Please add disclosure to the end of the first paragraph on page 26 that addresses the effect of having both a Participation Rate and a Cap.

Response:              The Company has added the following sentence, “Likewise, if a Strategy includes both a Participation Rate and Cap, the Participation Rate is 100% or lower, and the Index Performance is less than the Cap, the Strategy Performance will be the Index Performance multiplied by the Participation Rate.”

ACCESSING YOUR MONEY, How Withdrawals are taken from your Contract Value, page 30

20.                               Please add a sentence explaining that because of the pro rata deduction, withdrawals may be taken from Strategies that the investor may not prefer.

Response:              The Company has added the recommended disclosure.

ACCESSING YOUR MONEY, Calculating Amounts Associated with a Withdrawal, pages 30 and 31

21.                               Under Step 2, please confirm the following sentence, “If you take a withdrawal, the Strategy Base amount after we process the withdrawal will be different, and in most cases less than the Strategy Base amount before we process the withdrawal.”

Response:              The Company has revised the subject disclosure to state “If you take a withdrawal, the Strategy Base amount after we process the withdrawal will be less than, the Strategy Base amount before we process the withdrawal.”

22.                               Under Step 3, after the first sentence add a sentence noting that if the interest rates are higher at the time of withdrawal then the MVA would reduce the amount of the proceeds payable.

Response:              The Company has added the recommended disclosure.

CHARGES AND DEDUCTIONS, Market Value Adjustment, page 37

23.                               Please explain the meaning of the phrase “negative MVA.”

Response:              In response to the Staff Comment, the Company has added the following: “In general, if interest rates at the time of the withdrawal are higher than the start of the MVA period, the MVA will be negative and will reduce your withdrawal proceeds or your Contract Value.”

*              *              *

The Company believes that it has responded to the above and all prior Commission Staff comments and respectfully requests that the Staff review these materials as soon as possible. Once the Staff has reviewed the materials and all outstanding Staff comments have been resolved, the Company will file Pre-Effective Amendment No. 2 to the Registration Statement and request acceleration of the effective date of Pre-Effective Amendment No. 2 to May 18, 2020 or as soon as practicable thereafter.

If you have any questions regarding this letter or the changed pages to the Prospectus that have been filed as correspondence, please contact me at 205-268-2984, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Alyson Saad

Associate Counsel

Protective Life Insurance Company

cc:                                Ms. Jennifer Hardy

Ms. Sally Samuel

Mr. Thomas Bisset